                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                            NEW CAPITAL iWORKS, INC.
                 (Name of Small Business Issuer in its charter)

              Delaware                                 95-4769106
----------------------------------------    ------------------------------------
    (STATE OR OTHER JURISDICTION OF                (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)               IDENTIFICATION NO.)

   360 N. Sepulveda Blvd., Ste. 3050
         El Segundo, California                           90245
----------------------------------------    ------------------------------------
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)               (ZIP CODE)

          ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE: 310-524-0111
                                                          ------------

SECURITIES TO BE REGISTERED UNDER SECTION 12(B) OF THE ACT:

        TITLE OF EACH CLASS                    NAME OF EACH EXCHANGE ON WHICH
        TO BE SO REGISTERED                    EACH CLASS IS TO BE REGISTERED

             None                                           N/A
------------------------------------        ------------------------------------

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                                (TITLE OF CLASS)

                            New Capital iWorks, Inc.

                                  FORM 10 - SB

                                Table of Contents

PART I

    ITEM 1.  Description of Business......................................... 2

    ITEM 2.  Management Discussion and Analysis or Plan of Operation......... 4

    ITEM 3.  Description of Property......................................... 5

    ITEM 4.  Security Ownership of Certain Beneficial Owners and Management.. 5

    ITEM 5.  Directors, Executive Officers, Promoters and Control Persons.... 6

    ITEM 6.  Executive Compensation.......................................... 6

    ITEM 7.  Certain Relationships and Related Transactions.................. 6

    ITEM 8.  Description of Securities....................................... 6

PART II

    ITEM 1.  Market Price of and Dividends on the Registrant's Common Equity
             and Related Stockholder Matters................................. 7

    ITEM 2.  Legal Proceedings............................................... 7

    ITEM 3.  Changes In and Disagreements With Accountants on Accounting
             and Financial Disclosure........................................ 7

    ITEM 4.  Recent Sales of Unregistered Securities......................... 7

    ITEM 5.  Indemnification of Directors and Officers....................... 8

    INDEX TO FINANCIAL STATEMETNS ........................................... 11

PART III

    ITEM 1. Index to Exhibits................................................ 11

PART 1

ITEM 1.  DESCRIPTION OF BUSINESS

         This registration statement contains forward-looking statements that are based on the Company's beliefs as well as assumptions made by and information currently available to the Company. When used in this registration statement, the words "believe," "expect," "anticipate," "estimate" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions, including, without limitation, the Company's recent commencement of commercial operations and the risks and uncertainties concerning the acceptance of its services and products by its potential customers; the Company's present financial condition and the risks and uncertainties concerning the availability of additional capital as and when required; technological changes; increased competition; and general economic conditions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. The Company cautions potential investors not to place undue reliance on any such forward-looking statements all of which speak only as of the date made.

Overview
--------

         New Capital iWorks, Inc., (the "Company", the "Registrant") was incorporated on October 21, 1999 under the laws of the State of Delaware. The Company was organized as a multinational Internet holding company for early stage e-commerce businesses. It currently operates as a service-based provider of critical business methods and technologies to companies seeking to communicate business-to-business (B2B) via the world-wide web. Its goal has been to develop and accumulate equity ownership in businesses by providing critical structural and business developmental services in the areas of strategy, technology, marketing, finance, human resources, operations, real estate, and venture capital financing from third-party venture funding partners.

Recent Developments
-------------------

         As a result of the recent downturns in the capital markets, however, the Company has had to cut expenses and scale back operations, thereby causing a reduction in overall revenue generating activities. These operational cutbacks have, to date, allowed the Company to continue to operate with limited financial resources and a nominal asset base. However, due to the lack of significant investment opportunities brought about by the continuing economic slowdown, management intends to alter its current plan of operation and pursue a new line of business focusing on the sale of production services and cable network time to individuals and organizations. All references to the "Registrant", the "Company", "us" and "our" shall hereafter refer to the new business plan and plan of operations.

New Plan of Operations
----------------------

         Pursuant to the further development and implementation of its new business plan, the Company intends to penetrate local communities with innovative local television programming. In short, the Company plans to dedicate itself to producing the first personal classified advertisement-type shows for television.

         The Company will produce these personal one-minute segments "personal shows" by providing complete, fully mobile and studio-quality production services to individuals, businesses and other organizations wishing to communicate via cable networks and over traditional broadcast television stations. Each one-minute segment will then be compiled into a series of full-length episodes, or programs, designed to provide local cable and television stations with entertainment-based content programming. These segments will then be compiled into thirty-minute programs that will be aired on both television stations and cable networks, locally. The goal will be to provide individual consumers and organizations with personal exposure, marketing power and access to the general public previously unavailable to this segment at an affordable price.

         The Company expects to generate revenue from clients as well as from licensed sponsors who may wish to advertise within these episodes. Each client will be charged a one-time fee for the production and airing of a one-minute segment. The content of these segments will be determined by the client with certain quality, entertainment, and format guidelines set by the Company. Each episode will be comprised of twenty-four individual segments to be aired twenty-four times over a one-year period.

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         The Company plans to launch this program on a city-by-city basis, targeting a total of 14 major metropolitan areas over the next three to five years. Each metropolitan area will have its own office and production team(s) providing operational supervision as well as client training and support. All post-production, video editing, and quality control will be performed at the Company's Corporate Headquarters.

Cable Industry Overview
-----------------------

         It is estimated that American households spend over $31.9 billion, annually, for cable television. Currently, there are at least fifteen major cable companies in the United States supplying an overabundance of channels for which they lack sufficient content programming. The number of channels available to the general public is expected to only increase as services such as digital and direct television continues to gain popularity. Currently, networks are relying on paid commercials and infomercials to fill this excess space, but viewers are demanding content programming that is both entertaining and substantively diverse. It is the Company's goal to provide local cable networks with the content necessary to help fill this void while enabling them to better meet consumer demand as to entertainment-based, quality programming. The Company believes that the episodes produced will provide stations with an alternative to paid programming by offering them entertainment content with the benefit of additional local appeal.

Marketing
---------

         The Company will market its services through direct sales and a variety of direct and indirect advertising. Initially, the Company will advertise via thirty-second on-peak commercials. The Company believes it will continue to accumulate these advertising spots free of charge as many broadcasters and cable account representatives offer such on-peak spots as incentive to purchase airtime. Additional advertising will take place via radio, merchandising, Internet, mobile billboards and word-of-mouth. Finally, as the Company continues to expand operationally, it plans to utilize local PR campaigns in each city in which it establishes a presence.

Business Strategy and Market Development
----------------------------------------

         The Company plans to capitalize on the opportunities available in the televised personal and classified advertisement market by increasing the penetration and prominence of the Company's proprietary television show through both traditional advertising and its continued expansion into new and untapped regional markets throughout the United States. As part of its marketing plan to gain exposure and media attention, the Company will effectively put on a traveling "road show" with the filming of each new personalized segment. Production crews will travel to each location in large, prominent production vehicles conspicuously marked with the Company's logo and contact information. Additionally, with the arrival of the production crew in each new city, the Company will hold what will effectively amount to "casting calls" to attract new participants and generate wide-spread media attention in local communities. These initial "casting calls" will be widely advertised through traditional media as well as via word of mouth.

Competitive Business Forces and Methods of Competition
------------------------------------------------------

         At present, the Company is unaware of any direct competition from cable networks or television broadcasting studios focusing on independent communities for personal or classified advertising. However, local newspapers, magazines, and trade journals have traditionally offered these types of services in print - providing them with lucrative revenue streams. As such, the Company believes the print media will continue to represent the greatest source of competition. Competition from other sources will include various online sites which have proven very successful in targeting buyers and sellers nationally as well as globally. Finally, the Company believes that as the model gains in popularity, low barriers to entry may result in further direct competition from media giants as well as smaller, independent enterprises.

Patents, trademarks, licenses, franchises, concessions, royalty agreements or
-----------------------------------------------------------------------------
labor contracts, including duration
-----------------------------------

         The Company currently relies on a combination of copyright, trademarks and trade secret laws, as well as confidentiality agreements and technical measures to protect its proprietary rights. Much of the Company's proprietary information may not be patentable, and the Company does not currently possess any patents.

Effect of existing or probable governmental regulations on the business
-----------------------------------------------------------------------

         The cable industry is regulated to varying degrees by the FCC, certain state governments and agencies, and most local governments. In addition, legislative and regulatory proposals under consideration from time to time by Congress and various federal, state and local agencies may materially affect the cable industry. As the Company is in the business of producing programming for the cable and television industry, it is directly affected by such rules as rate regulations, content requirements and restrictions, and use allowances by unrelated third parties. At present, however, the Company is not subject to direct regulation by other government agencies, other than regulations applicable to businesses in general.

Number of Total Employees
-------------------------

         As of the date of this Statement, the Company employs zero full-time employees. As part of its new plan of operations, the Company will begin staffing when feasible to do so. No set plans to hire additional employees are currently in place.

ITEM 2.  MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations
----------

         Over the previous twelve months, revenue generating activities have largely been curtailed due to the recent market downturn. Operational expense cutbacks followed. To date, our operational activities have been centered around our Los Angeles-based Technology Center and have included, on a very limited basis, the marketing of the following services, offered primarily to the European Community:

    o    Strategic guidance and business model refinement,
    o    Technology needs assessment, design and development,
    o    Key business process analysis, design and documentation,
    o Organizational planning, executive recruiting, and human resources administration,
    o    Capital planning, financing, modeling, and raising of capital,
    o    Business development, strategic alliance and marketing consulting,
    o Physical infrastructure planning including real estate and web hosting services.

         The Company has financed its activities to date through the sale of its securities. During 2002, the Company closed a private placement sale of 840,000 shares of its Common Stock, at a price of $.05 per share, for a total gross proceeds of $42,000. No further sales were conducted during 2002.

         In order to finance some of the initial costs for the Company's new line of business, management plans to rely on external sources of financing. Management is anticipating having to raise additional capital in the form of equity over the next twelve months. To accomplish this, management intends to conduct a private placement of shares of its Common Stock in a Series D round financing. Management has obtained a verbal commitment for the purchase of $1,500,000 worth of the Company's common stock. No price per share has been set to date. While management believes that it will not have to raise additional capital to meet the expenses associated with launching the new line of business, management offers no guarantee that this amount will be sufficient to meet the capital needs of the Company. To the extent that the Company fails to meet its capital requirements, its business plan may require further modification and its plan for future operations may be significantly curtailed.

         Currently, the Company has no agreement in place for the purchase or sale of significant equipment. The Company does, however, anticipate the purchase of additional equipment in the future as required by its new plan of operation.

         Over the course of the next twelve months the Company anticipates hiring a significant number of new employees to meet the staffing needs of its new business. The number of employees actually hired will be dependant on the success of its future operations and the corresponding city-by-city launch of its new business model.

ITEM 3.  DESCRIPTION OF PROPERTY

         The Company currently occupies 500 square feet of executive office space at a rate of $500 per month. The current lease obligation is unspecified as to duration and may be defined as a tenancy-at-will.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock as of January 30, 2003 by (i) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of Common Stock, (ii) each of the Company's directors and executive officers and (iii) all directors and executive officers as a group.

             NAME AND ADDRESS              NUMBER OF SHARES     PERCENTAGE OWNED
                                           ----------------     ----------------
Kevin DeVito (1)                                   280,000                10.2%
Gregor Maissen (2)                                 250,000                 9.1%
Ken Gootnick (3)                                   190,000                 6.9%
David Golden (4)                                   176,660                 6.4%
All officers and directors as a group              280,000 (5)            12.1%

         None of the people listed above have any rights to acquire shares from options, warrants, rights, conversion privileges or similar options.

1.       Address: 360 N. Sepulveda Blvd., Suite 3050, El Segundo, CA 90245

2.       Address: P.O. Box N7776, Nassau, Bahamas

3.       Address: 29301 Castlehill Drive Agoura Hills, CA 91301

4.       Address: 4221 West National Ave. Burbank, CA 91505

5.       Consists solely of shares controlled by Kevin DeVito

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         Set forth below are the directors and officers of the Company:

NAME                          AGE                 POSITIONS AND OFFICES HELD

Kevin DeVito                  43                  Director, President, and Chief
                                                  Executive Officer

         Mr. Kevin DeVito currently serves as the Company's sole director and as its Chief Executive Officer and President. With the exception of serving as the sole director, he has served in these capacities since the Company's inception. Prior to that he served as CEO of New Capital Horizons, a venture capital and management consulting firm. He has more than 15 years of experience in venture capital, investment banking and strategic planning, and continues to work closely with technology-oriented enterprises to assist them in growth and capitalization planning. He has managed private investment funds internationally and has been responsible for negotiating private equity investments totaling over $30 million over the past seven years.

ITEM 6. EXECUTIVE COMPENSATION

Cash Compensation of Executive Officers.
----------------------------------------

         The following table sets forth the cash compensation paid by the Company to its Chief Executive Officer for services rendered year-to-date through September 2002, for the fiscal years 2000, 2001 and from inception (October 1999) to December 1999.

                                 ANNUAL COMPENSATION              LONG-TERM COMPENSATION
                        -------------------------------------  -----------------------------
  NAME AND POSITION     YEAR    SALARY    BONUS  OTHER ANNUAL   RESTRICTED    COMMON SHARES    ALL
                                                 COMPENSATION  STOCK AWARDS     UNDERLYING    OTHER
                                                                    ($)      OPTIONS GRANTED  COMPEN-
                                                                               (# SHARES)     SATION
----------------------  -----  ---------  -----  ------------  ------------  ---------------  -------

Kevin DeVito, Chief     1999      $0       $0         $0         $15,000         150,000        $0
Executive Officer, and  2000   $119,800    $0         $0            $0              0           $0
President               2001   $85,750     $0         $0            $0              0           $0
                        2002      $0       $0         $0            $0              0           $0

Compensation of Directors
-------------------------

         At the present time, directors receive no compensation for serving as directors of the Company. In addition, the Company does not anticipate compensating directors in the future. All directors receive reimbursement for out-of-pocket expenses in attending Board of Directors meetings. From time to time the Company may engage members of the Board of Directors to perform services on behalf of the Company and will compensate such persons for the services which they perform.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         Mr. Kevin DeVito, the former Chairman and President of the Registrant, has, from time to time, made loans to the Company. As of January 30, 2003, these loans totaled $38,500.

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

         The Company is authorized to issue 20,000,000 shares of Common Stock, $.001 par value, of which, as of January 30,2003, 2,739,500 shares were issued and outstanding and beneficially held by approximately ninety-five (95) stockholders. As of January 30, 2003, there are no outstanding options, warrants or other securities which upon exercise or conversion entitle their holder to acquire shares of Common Stock.

         Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Articles of Incorporation, and certain mergers and reorganizations), in which case Delaware law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therfor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

PREFERRED STOCK

         The Company is not authorized to issue any Preferred Stock at this time.

TRANSFER AGENT

         The transfer agent for the Company's Common Stock is PublicEase, Inc., 3663 E. Sunset Road, Suite 102, Las Vegas, NV 89120.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information
------------------

         Currently, there is no public trading market upon which the Company's common stock trades.

Holders
-------

         Currently, there is one class of common equity held by approximately ninety-five (95) stockholders.

Dividends
---------

         The Company has not paid any cash dividends since inception and does not contemplate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

ITEM 2.  LEGAL PROCEEDINGS

         There are no pending legal proceedings to which the Company or any of its officers or directors or to which the property of the Company is subject. In addition, no such other proceedings are known to be contemplated against the Company or any officer or director of the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         Inapplicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         During the last three years the Company sold unregistered shares of its Common Stock in the following transactions:

         A. From December 1999 to June 2000, the Company conducted a private placement of shares of its Common Stock at a price of $1.00 per share in a Series A round financing. In the private placement, the Company sold 1,074,000 shares of Common Stock to 38 investors for gross proceeds of $1,074,000. There was no underwriter involved in this placement and, therefore; no underwriting discounts or commissions were paid by the Company. The Issue was conducted pursuant to Rule 506 under the 1933 Act.

         B. From January 2000 to June 2000, the Company conducted a private placement of shares of its Common Stock at a price of $2.00 per share in a Series B round financing. In the private placement, the Company sold 385,500 shares of Common Stock to 40 investors for gross proceeds of $771,000. There was no underwriter involved in this placement and, therefore, no underwriting discounts or commissions were paid by the Company. The Issue was conducted pursuant to Rule 506 under the 1933 Act.

         C. From July 2001 to August 2002, the Company conducted a private placement of shares of its Common Stock at a price of $.05 per share in a Series C round financing. In this placement the Company sold 840,000 shares of Common Stock to 34 investors for gross proceeds of $42,000. There was no underwriter involved in this placement and, therefore, no underwriting discounts or commissions have been paid by the Company. The Issue was conducted pursuant to Rule 506 of the 1933 Act.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Delaware Statutes
-----------------

         Section 145 of the Delaware General Corporation Law, as amended, provides for the indemnification of the Company's officers, directors, employees and agents under certain circumstances as follows:

         "(a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

         (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

         (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

         (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

         (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

         (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

         (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees). (Last amended by Ch.261,L.'94, eff.7-1-94.)"

Certificate of Incorporation
----------------------------

         The Company's Certificate of Incorporation provides that the directors of the Company shall be protected from personal liability "[t]o the fullest extent permitted by the Delaware General Corporation Law ". The Company's Bylaws also contain a provision for the indemnification of the Company's directors (see "Indemnification of Directors and Officers - Bylaws" below).

Bylaws
------

         The Company's Bylaws provide for the indemnification of the Company's directors, officers, employees, or agents under certain circumstances as follows:

         6.1 RIGHT TO INDEMNIFICATION. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law, as it presently exists or may hereafter be amended, any person (an "Indemnitee") who was or is or is threatened to be made a party or is otherwise involved in an action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Corporation or, while a director of officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnitee. Notwithstanding the preceding sentence, except as otherwise provided in Section 6.3, the Corporation shall be required to indemnify an Indemnitee in connection with a proceeding (or part thereof) commenced by such Indemnitee only if the commencement of such proceeding (or part thereof) by the Indemnitee was authorized by the Board of Directors of the Corporation.

         6.2 PREPAYMENT OF EXPENSES. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnitee in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Indemnitee to repay all amounts advanced if it should ultimately be determined that the Indemnitee is not entitled to be indemnified under this
Article VI or otherwise.

         6.3 CLAIMS. If a claim for indemnification or payment of expenses under this Article VI is not paid in full within sixty (60) days after a written claim therefore by the Indemnitee has been received y the Corporation, the Indemnitee may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnitee is not entitled to the requested indemnification or payment of expenses under applicable law.

         6.4 NON-EXCLUSIVITY OF RIGHTS. The rights conferred on any Indemnitee by this Article VI shall not be exclusive of any other rights which such Indemnitee may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these By-laws, agreement, vote of stockholders or disinterested directors or otherwise.

         6.5 OTHER SOURCES. The Corporation's obligation, if any, to indemnify or to advance expenses to any Indemnitee who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Indemnitee may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or nonprofit enterprise.

         6.6 AMENDMENT OR REPEAL. Any repeal or modification of the foregoing provisions of the Article VI shall not adversely affect any right or protection hereunder of any Indemnitee in respect of any act or omission occurring prior to the time of such repeal or modification.

         6.7 OTHER INDEMNIFICATION AND PREPAYMENT OF EXPENSES. This Article VI shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Indemnitees when and as authorized by appropriate corporate action.

                          INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Reports................................................F-1

Consolidated Balance Sheets at December 31, 2000, 2001 (Audited)
  and at September 30, 2002 (Unaudited)......................................F-2

Consolidated Statements of Operations for the fiscal years
  ended December 31, 2000 , 2001 (Audited) and for the period ended September 31, 2002 (Unaudited).......................................F-3

Consolidated Statements of Stockholders' Equity (Deficit) for the
  fiscal year ended December 31, 2000, 2001 (Audited)
  and for the period ended September 31, 2002 (Unaudited)....................F-4

Consolidated Statements of Cash Flows for the fiscal year ended
  December 31, 2000, 2001 (Audited) and for the period ended
  September 31, 2002 (Unaudited).............................................F-5

Notes to Consolidated Financial Statements...................................F-6

                          Independent Auditors' Report

To the Board of Directors
New Capital iWorks, Inc.
El Segundo, California

We have audited the accompanying balance sheets of New Capital iWorks, Inc. (a Delaware corporation in the development stage) as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as discussed in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We were not able to confirm the status of two consulting agreements beginning in 2000, both with former employees of the Company. We were unable to confirm that there were no liabilities related to those agreements as of the balance sheet dates. We were unable to resolve these matters by means of other auditing procedures.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to satisfy ourselves about any liability that may exist with the Company concerning two consulting agreements, the financial statements referred to above present fairly, in all material respects, the financial position of New Capital iWorks, Inc. as of December 31, 2001 and 2000, and the results of its operations, changes in stockholders' equity (deficit) and its cash flows for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, there is substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

LONDON & CO., LLP
November 11, 2002

                                      New Capital iWorks, Inc.
                                      ------------------------
                                (A Company In The Development Stage)
                                ------------------------------------
                                           Balance Sheets
                                           --------------

                                               Assets
                                               ------
                                                                              December 31,
                                                                      ---------------------------
                                                                          2001            2000
                                                                      ------------   ------------
Current Assets
--------------
     Cash                                                             $     4,462    $    25,946
     Prepaid Expenses                                                         405         33,207
     Deposits                                                              14,799         83,665
                                                                      ------------   ------------
          Total Current Assets                                             19,666        142,818
          --------------------
Property and Equipment, Net (Note 2)                                       24,253         42,159
------------------------------------                                  ------------   ------------
          Total Assets                                                $    43,919    $   184,977
          ------------                                                ============   ============

                           Liabilities and Stockholders' Equity (Deficit)
                           ----------------------------------------------

Current Liabilities
-------------------
     Accounts Payable                                                 $   225,287    $   174,822
Accrued Expenses                                                          153,658         76,450
     Note Payable - Related Party (Note 3)                                 38,500              0
                                                                      ------------   ------------
Commitments                                                                    --             --
-----------                                                           ------------   ------------
              Total Liabilities                                           417,445        251,272
              -----------------                                       ------------   ------------

Stockholders' Equity (Deficit)
------------------------------
     Preferred Stock, $.01 par value, 10,000,000 Shares Authorized,
         No Shares Issued and Outstanding                                       0              0
     Common Stock, $.001 par value, 20,000,000 Shares Authorized,
         1,529,500 and 1,459,500 Shares Issued and Outstanding for
         2001 and 2000, respectively                                        1,530          1,460
     Additional Paid in Capital                                         1,846,970      1,843,541
     Deficit Accumulated During Development Stage                      (2,222,026)    (1,911,296)
                                                                      ------------   ------------
              Total Stockholders' Equity (Deficit)                       (373,526)       (66,295)
              ------------------------------------                    ------------   ------------
              Total Liabilities and Stockholders' Equity (Deficit)    $    43,919    $   184,977
              ----------------------------------------------------    ============   ============


                                                                     September 30,   December 31,
                                                                         2002           2001
CURRENT ASSETS
--------------
     Cash                                                            $    41,462    $     4,462
     Prepaid Expenses                                                $       405    $       405
     Deposits                                                        $    14,799    $    14,799
     --------                                                        ------------   ------------
     TOTAL CURRENT ASSETS                                            $    56,666    $    19,666

PROPERTY, PLANT AND EQUIPMENT                                        $    11,133    $    24,253
-----------------------------                                        ------------   ------------

TOTAL ASSETS                                                         $    67,799    $    43,919
================================================================================================

CURRENT LIABILITIES
-------------------
     Accounts Payable                                                $   270,287    $   225,287
     Accrued Expenses                                                $   154,813    $   153,658
     Note Payable                                                    $    38,500    $    38,500
                                                                     ------------   ------------

COMMITMENTS                                                          $         0    $         0
-----------                                                          ------------   ------------

     TOTAL LIABILITIES                                               $   463,600    $   417,445
     -----------------                                               ------------   ------------

STOCKHOLDERS' EQUITY (DEFICIT)
------------------------------
     Preferred Stock, $01 par value, 10,000,000
        Shares Authorized, No Shares Issued and Outstanding          $         0    $         0
     Common Stock, $.001 par value, 20,000,000 Shares
        Authorized, 1,529,500 and 1,459,500 Shares Issued
        and Outstanding for 2001 and 2000, respectively              $     2,370    $     1,530
     Additional Paid-in Capital                                      $ 1,888,130    $ 1,846,970
     Deficit Accumulated During Dev. Stage                           $(2,286,301)   $(2,222,026)
     -------------------------------------                           ------------   ------------
     TOTAL STOCKHOLDER'S EQUITY (DEFICIT)                            $  (395,802)   $  (373,526)

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                             $    67,799    $    43,919
================================================================================================

           (See Accompanying Independent Auditors' Report and Notes to Financial Statements)

                                                F-2

                                 New Capital iWorks, Inc.
                                 ------------------------
                           (A Company In The Development Stage)
                           ------------------------------------
                                 Statements of Operations
                                 ------------------------

                                                 Inception to   For the Year Ended December 31,
                                                 December 31,   -------------------------------
                                                     2001            2001             2000
                                                 ------------   --------------   --------------
Revenues                                         $    19,430    $      19,430    $           0
--------

Expenses
--------
      General and Administrative                   2,050,708          329,377        1,671,949
                                                 ------------   --------------   --------------

      Loss From Operations                        (2,031,278)        (309,947)      (1,671,949)
      --------------------                       ------------   --------------   --------------

Other Income (Expense)
----------------------
      Interest Income                                 11,740               17           11,723
      Loss on Disposal of Property
           and Equipment                            (200,078)               0         (200,078)
                                                 ------------   --------------   --------------

      Net Total Other Income (Expense)              (188,338)              17         (188,355)
      --------------------------------           ------------   --------------   --------------

      Loss Before Provision for Income Taxes      (2,219,616)        (309,930)      (1,860,304)
      --------------------------------------

Provision for Income Taxes                             2,410              800              780
--------------------------                       ------------   --------------   --------------

      Net Loss                                   $(2,222,026)   $    (310,730)   $  (1,861,084)
      --------                                   ============   ==============   ==============

Earnings (Loss) Per Share
-------------------------

      Basic and Diluted                                         $       (0.21)   $       (2.39)
                                                                ==============   ==============
Weighted Average Number of Shares Outstanding
---------------------------------------------

      Basic and Diluted                                             1,494,500          779,750
                                                                ==============   ==============

                                                                  FOR THE       FOR THE
                                                 INCEPTION TO   PERIOD ENDED   YEAR ENDED
                                                  SEPTEMBER      SEPTEMBER      DECEMBER
                                                   30, 2002       30, 2002      31, 2001
                                                 ------------   ------------   ------------

Revenues                                         $    19,430    $         0    $    19,430
--------

EXPENSES
--------
    General & Administrative                     $ 2,113,828    $    63,120    $   329,377
                                                 ------------   ------------   ------------

    LOSS FROM OPERATIONS                         $(2,094,398)   $   (63,120)   $  (309,947)
    --------------------                         ------------   ------------   ------------

OTHER INCOME (EXPENSE)
----------------------
    Interest Income                              $    10,585    $    (1,155)   $        17
    Loss on Disposal of Property and Equipment   $  (200,078)   $         0    $         0

    NET TOTAL OTHER INCOME (EXPENSE)             $  (189,493)   $    (1,155)   $        17
    --------------------------------             ------------   ------------   ------------

    LOSS BEFORE PROVISION FOR INCOME TAXES       $(2,283,891)   $   (64,275)   $  (309,930)
    --------------------------------------

PROVISION FOR INCOME TAXES                       $     2,410    $         0    $       800
--------------------------                       ------------   ------------   ------------

    Net Loss                                     $(2,286,301)   $   (64,275)   $  (310,730)
    --------                                     ============   ============   ============

EARNINGS (LOSS) PER SHARE
-------------------------

    Basic and Diluted                                           $     (0.03)   $     (0.21)
                                                                ============   ============

WEIGHTED AVERAGE NO. OF SHARES OUTSTANDING
------------------------------------------

    Basic and Diluted                                             2,376,500      1,494,500
                                                                ============   ============

   (See Accompanying Independent Auditors' Report and Notes to Financial Statements)

                                           F-3

                                      New Capital iWorks, Inc.
                                      ------------------------
                                (A Company In The Development Stage)
                                ------------------------------------
                            Statement of Changes in Stockholders' Equity
                            --------------------------------------------
                           For the Years Ended December 31, 2001 and 2000
                           ----------------------------------------------

                                                                              Paid in
                                                                            -----------
                                                        Common Stock          Capital    Accumulated
                                                  ------------------------  -----------  ------------
                                                    Shares       Amount       Amount       Deficit        Total
                                                  -----------  -----------  -----------  ------------  ------------
Balance at Inception                                       0   $        0   $        0   $         0   $         0
--------------------
Common Stock Issued                                  100,000          100       99,900                     100,000
-------------------
Net Loss from Inception (November 1,
------------------------------------
     1999 to December 31, 1999                             0            0            0       (50,212)      (50,212)
     -------------------------                    -----------  -----------  -----------  ------------  ------------
Balances at December 31, 1999                        100,000          100       99,900       (50,212)       49,788
-----------------------------
Common Stock Issued                                1,359,500        1,360    1,743,641             0     1,745,001
-------------------
Net Loss For Year                                          0            0            0    (1,861,084)   (1,861,084)
-----------------                                 -----------  -----------  -----------  ------------  ------------
Balances at December 31, 2000                      1,459,500        1,460    1,843,541    (1,911,296)      (66,295)
-----------------------------
Common Stock Issued                                   70,000           70        3,430             0         3,500
-------------------
Net Loss For Year                                          0            0            0      (310,730)     (310,730)
-----------------                                 -----------  -----------  -----------  ------------  ------------
Balances at December 31, 2001                      1,529,500   $    1,530   $1,846,970   $(2,222,026)  $  (373,526)
-----------------------------                     ===========  ===========  ===========  ============  ============

                                                               Paid in
                                                             -----------
                                        Common Stock           Capital    Accumulated
                                 -------------------------   -----------  ------------
                                    Shares        Amount        Amount       Deficit         Total
                                 -----------   -----------   -----------  ------------   ------------

BALANCE AT DECEMBER 31, 2000      1,459,500         1,460     1,843,541    (1,911,296)       (66,295)
----------------------------
COMMON STOCK ISSUED                  70,000            70         3,430             0          3,500
-------------------
NET LOSS FOR YEAR                         0             0             0      (310,730)      (310,730)
-----------------                -----------   -----------   -----------  ------------   ------------

BALANCE AT DECEMBER 31, 2001      1,529,500         1,530     1,846,970    (2,222,026)      (373,526)
----------------------------
COMMON STOCK ISSUED               1,210,000           840        41,160             0         42,000
-------------------
NET LOSS FOR YEAR                         0             0             0       (64,275)       (64,275)
-----------------                -----------   -----------   -----------  ------------   ------------

BALANCE AT SEPTEMBER 30, 2002     2,739,500    $    2,370    $1,888,130   $(2,286,301)   $  (395,801)
=====================================================================================================

           (See Accompanying Independent Auditors' Report and Notes to Financial Statements)

                                                F-4

                                 New Capital iWorks, Inc.
                                 ------------------------
                           (A Company In The Development Stage)
                           ------------------------------------
                                 Statements of Cash Flows
                                 ------------------------

                                                     Inception to     For the Year Ended December 31,
                                                     December 31,     -------------------------------
                                                         2001              2001             2000
                                                     ------------     --------------   --------------
Cash Flows from Operating Activities:
-------------------------------------
     Net Loss                                        $(2,222,026)     $    (310,730)   $  (1,861,084)
     Adjustments to Reconcile Net Loss to Net
         Cash Used by Operating Activities:
         Depreciation and Amortization                    28,505             17,906           10,599
              (Increase) Decrease In:
                  Prepaid Expenses                          (405)            32,802          (32,207)
                  Deposits                               (14,799)            68,866          (83,665)
              Increase (Decrease) In:
                  Accounts Payable                       225,287             50,465          159,037
                  Accrued Expenses                       153,658             77,207           76,451
                                                     ------------     --------------   --------------
         Net Cash Used in Operating Activities        (1,829,780)           (63,484)      (1,730,869)
         -------------------------------------       ------------     --------------   --------------
Cash Flows from Investing Activities
------------------------------------
     Purchase of Property and Equipment                  (52,758)                 0          (52,758)
                                                     ------------     --------------   --------------
Cash Flows from Financing Activities
------------------------------------
     Loan From Related Party                              38,500             38,500           (7,000)
     Issuance of Common Stock                          1,848,500              3,500        1,745,000
                                                     ------------     --------------   --------------
         Net Cash Provided by Financing Activities     1,887,000             42,000        1,738,000
         -----------------------------------------   ------------     --------------   --------------
Net Increase (Decrease) in Cash                            4,462            (21,484)         (45,627)
-------------------------------                      ------------     --------------   --------------
Cash - At Beginning of Year                                    0             25,946           71,573
---------------------------                          ------------     --------------   --------------
Cash - At End of Year                                $     4,462      $       4,462    $      25,946
---------------------                                ============     ==============   ==============

                                                                  FOR THE       FOR THE
                                                 INCEPTION TO   PERIOD ENDED   YEAR ENDED
                                                  SEPTEMBER      SEPTEMBER      DECEMBER
                                                   30, 2002       30, 2002      31, 2001
                                                ------------   ------------   ------------

Net Loss                                        $(2,286,301)   $   (64,275)   $  (310,730)
--------
ADJUSTEMENTS TO RECONCILE NET LOSS TO
-------------------------------------
NET CASH USED BY OPERATING ACTIVITIES
-------------------------------------
    Depreciation and Amortization               $    41,625    $    13,120    $    17,906
      Increase (Decrease) in:
         Prepaid Expenses                       $      (405)   $         0    $    32,802
         Deposits                               $   (14,799)   $         0    $    68,866

      Increase (Decrease) in:
         Accounts Payable                       $   270,287    $    45,000    $    50,465
         Accrued Expenses                       $   154,813    $     1,155    $    77,207
         ----------------                       ------------   ------------   ------------

    NET CASH USED IN OPERATING ACTIVITIES       $(1,834,780)   $    (5,000)   $   (63,484)
    -------------------------------------       ------------   ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES
------------------------------------
    Purchase of Property and Equipment          $   (52,758)   $         0    $         0
                                                ------------   ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES
------------------------------------
    Loan From Related Party                     $    38,500    $         0    $    38,500
    Issuance of Common Stock                    $ 1,890,500    $    42,000    $     3,500
                                                ------------   ------------   ------------

    NET CASH PROVIDED BY FINANCING ACTIVITIES   $ 1,929,000    $    42,000    $    42,000
    -----------------------------------------   ------------   ------------   ------------

NET INCREASE (DECREASE) IN CASH                 $    41,462    $    37,000    $   (21,484)
-------------------------------                 ------------   ------------   ------------

CASH - AT BEGINNING OF PERIOD                   $         0    $     4,462    $    25,946
-------------------------------                 ------------   ------------   ------------

CASH - AT END OF PERIOD                         $    41,462    $    41,462    $     4,462
-----------------------                         ============   ============   ============

    (See Accompanying Independent Auditors' Report and Notes to Financial Statements)

                                           F-5

                            New Capital iWorks, Inc.
                            ------------------------
                      (A Company In The Development Stage)
                      ------------------------------------
                          Notes to Financial Statements
                          -----------------------------
                           December 31, 2001 and 2000
                           --------------------------

Note 1 - Summary of Significant Accounting Policies:
----------------------------------------------------

     Nature of Business
     ------------------

     New Capital iWorks, Inc. (the Company) is a service-based provider of critical business methods and technologies to companies seeking to communicate business-to-business (B2B) via the world-wide web. The Company was organized in October 21, 1999 under the laws of the State of Delaware as a multinational Internet holding company for early stage e-commerce businesses. Its goal is to develop and accumulate equity ownership in these businesses by providing critical structural and business developmental services in the areas of strategy, technology, marketing, finance, human resources, operations, real estate and venture capital financing from third-party venture funding partners.

     During the year ended December 31, 2000, the Company opened and closed a second office in Switzerland, sustaining approximately a $402,000 loss. The entire loss was taken in the 2000 calendar year.

     Statement of Cash Flows
     -----------------------

     The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. For the years ended December 31, 2001 and 2000 cash paid for interest was $0. For the years ended December 31, 2001 and 2000, cash paid for income taxes was $800 and $780, respectively.

     Use of Estimates
     ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

     Depreciation and Amortization
     -----------------------------

     Depreciation and amortization of property and equipment are provided using the straight-line method over the following estimated useful lives:

                                                                       Years
                                                                       -----
         Computer Equipment and Software                                2-3
         Leasehold Improvements                                          3

                            New Capital iWorks, Inc.
                            ------------------------
                      (A Company In The Development Stage)
                      ------------------------------------
                          Notes to Financial Statements
                          -----------------------------
                           December 31, 2001 and 2000
                           --------------------------

     Depreciation and Amortization (continued)
     -----------------------------

     When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals or betterments are capitalized. Included in the statements of operations are provisions for depreciation and amortization of property and equipment in the amount of $17,906 and $10,599 for the years ended December 31, 2001 and 2000, respectively.

     Income Taxes
     ------------

     The Company has adopted SFAS 109, Accounting for Income Taxes, to account for deferred income taxes. Deferred taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. As of December 31, 2001 and 2000 deferred income taxes were negligible; therefore no deferred tax has been recognized as of those dates.

     Earnings Per Share
     ------------------

     Basic earnings per share amounts are computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted earnings per share is the same as basic earnings per share due to the lack of diluted items in the Company.

     Basis of Presentation
     ---------------------

     The Company has not generated significant revenues since inception. Consequently, the accompanying financial statements have been prepared using the accounting formats prescribed for development stage enterprises in accordance with Financial Accounting Standards Board Statement 7.

Note 2 - Property and Equipment:
--------------------------------

Property and equipment are recorded at cost and consist of the following:

                                                               December 31,
                                                           ---------------------
                                                             2001        2000
                                                           ---------   ---------
         Computer Equipment and Software                   $ 38,195    $ 38,195
            Leasehold Improvements                           14,563      14,563
                                                           ---------   ---------
                                                             52,758      52,758

         Less Accumulated Depreciation and Amortization     (28,505)    (10,599)
                                                           ---------   ---------

                                                           $ 24,253    $ 42,159
                                                           =========   =========

                            New Capital iWorks, Inc.
                            ------------------------
                      (A Company In The Development Stage)
                      ------------------------------------
                          Notes to Financial Statements
                          -----------------------------
                           December 31, 2001 and 2000
                           --------------------------

Note 3 - Note Payable - Related Party:
--------------------------------------

New Capital Horizon, unsecured, payable in monthly installments of interest only at 3.0% per annum. Due on demand.

Note 4 - Commitments:
---------------------

The Company leases its facilities under noncancelable operating lease that expires on June 30, 2003. The minimum future lease obligations under the above operating lease are as follows:

         December 31,
         ------------
             2002                                                      $109,058
             2003                                                        55,472
                                                                       ---------
                                                                       $164,530
                                                                       =========

Rent expense related to the operating lease for the years ended December 31, 2001 and 2000 was $53,001 and $25,821, respectively.

The Company sublet a portion of its facilities to an unrelated party. The minimum rentals to be received by the company under the noncancelable sublease are as follows:

         December 31,
         ------------
             2002                                                      $  9,668
                                                                       =========

Sublease rental income for the years ended December 31, 2001 and 2000 was $12,600 and $0 respectively.

Note 5 - Income Taxes:
----------------------

The provision for income taxes is comprised of the following:

         Current:
              Federal                                                  $      0
              State                                                         800
                                                                       ---------
                                                                            800
         Deferred                                                             0
                                                                       ---------
         Provision for Income Taxes                                    $    800
                                                                       =========

                            New Capital iWorks, Inc.
                            ------------------------
                      (A Company In The Development Stage)
                      ------------------------------------
                          Notes to Financial Statements
                          -----------------------------
                           December 31, 2001 and 2000
                           --------------------------

Note 5 - Income Taxes: (continued)
----------------------

Since inception, the Company has incurred an accumulated tax loss carryforward of approximately $2,221,000 for federal and state tax purposes. For federal tax purposes, the loss carryforward extends for 20 years with $50,000 expiring in 2019. $1,860,000 in 2020 and $311,000 in 2021. For California state tax purposes, the loss carryforward extends for 10 years with respective amounts expiring in 2009, 2010 and 2011.

Note 6 - Subsequent Event:
--------------------------

Subsequent to 2001, the Company entered into a Letter of Intent in which the Company will undergo a tax-free reorganization whereby the Company will be acquired by an individual through the issuance of 11 million shares of the Company common stock. Following the close of this transaction, the Company will change its name and take all actions necessary to list its common stock on the OTC Bulletin Board. As of the date of this report, this plan has not been finalized.

Note 7 - Uncertainty of Ability to Continue as a Going Concern:
---------------------------------------------------------------

The financial statements of New Capital iWorks, Inc. have been prepared on the basis of accounting principles applicable to a going concern. It is the Company's belief that it will continue to incur losses at least in the near-term. Therefore, in order for the Company to continue as a going concern, it is dependent upon its ability to raise capital from various sources, including the collection of funds from issuance of common stock as well as possible additional loans from related entities or individuals. The Company's ability to achieve these objectives cannot be determined at this time. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                    PART III

ITEM 1.  EXHIBITS AND REPORTS

INDEX TO EXHIBITS

         3.1      Articles of Incorporation of the Company

         3.2      Bylaws of the Company

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     New Capital iWorks, Inc.
                                     a Delaware corporation

Date:  January 30, 2003              By: /s/ Kevin DeVito
                                         ---------------------------------------
                                         Title: Chairman, President and Director

                                       11